Filed by Mackinac Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 000-20167

Subject Company: First Federal of Northern Michigan Bancorp, Inc.

Set forth below are Frequently Asked Questions and responses that were prepared for and distributed to First Federal of Northern Michigan employees in connection with the proposed merger transaction between Mackinac Financial Corporation (“Mackinac”), MFNC Acquisition, LLC, a wholly owned subsidiary of Mackinac, and First Federal of Northern Michigan Bancorp, Inc. (“FFNM”), First Federal of Northern Michigan’s parent company.  Effective upon consummation of the merger, First Federal of Northern Michigan will merge with and into mBank, a wholly owned subsidiary of Mackinac.

Additional Information for Shareholders

Communications in this document do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Mackinac will file with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4 that will include a joint proxy statement of FFNM and Mackinac and a prospectus of Mackinac, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A free copy of the Proxy Statement/Prospectus (when available), as well as other filings containing information about Mackinac, may be obtained at the SEC’s Internet site (http://www.sec.gov). The Proxy Statement/Prospectus (when available) and the other filings may also be obtained free of charge at mBank’s website at www.bankmbank.com under the tab “MFNC Investor Relations,” and then under the tab “SEC Filings.”

The directors, executive officers, and certain other members of management and employees of Mackinac may be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of FFNM. Information about the directors and executive officers of Mackinac is included in the proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 25, 2017.  The directors, executive officers, and certain other members of management and employees of FFNM may also be deemed to be participants in the solicitation of proxies in favor of the merger from the shareholders of FFNM. Information about the directors and executive officers of FFNM and information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are necessarily subject to risk and uncertainty and actual results could differ materially from those anticipated due to various factors, including those set forth from time to time in Mackinac’s filings with the SEC. Risks and uncertainties related to Mackinac and FFNM include, but are not limited to, (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; (2) the outcome of any legal proceedings that may be instituted against Mackinac or FFNM; (3) the inability to complete the transactions contemplated by the definitive agreement due to the failure to satisfy conditions to completion, including the receipt of regulatory approval; (4) risks that the proposed transaction may disrupt current plans and operations, and the potential difficulties in employee retention as a result of the transaction; (5) the amount of the costs, fees, expenses and charges related to the proposed transaction; (6) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (7) continuation of the historically low short-term interest rate environment; (8) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (9) increased levels of non-performing and repossessed assets that may result in future losses; (10) greater than anticipated deterioration or lack of sustained growth in the national or local economies; (11) changes in state and federal legislation, regulations or policies applicable to banks or other financial service providers, including regulatory or legislative developments, like the Dodd-Frank Wall Street Reform and Consumer Protection Act, arising out of current unsettled conditions in the economy; (12) the results of regulatory examinations; and (13) increased competition with other financial institutions. You should not place undue reliance on forward-looking statements, and Mackinac undertakes no obligation to update any such statements to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Community Focused. Client Driven. Frequently Asked Questions Volume 1 • February 2, 2018 mBank is pleased to announce the merger with First Federal Northern Michigan. We expect the combined organization will have a strong capital position and will further actively compete and grow within our expanding geographic footprint. We welcome FFNM to our family. 1. When will FFNM staff be notified about their employment status? 4. Do I need to bring a resume to the interview? Answer: Members of mBank will be onsite to conduct interviews and schedule meetings with staff the week of February 12th. We plan to meet with all staff members and you will be contacted regarding this. We anticipate employees will be notified the first week of March of their employment status. At this time, a specific date has not been established, however, we anticipate the process will be complete no later than March 2nd. Answer: Yes, please bring an updated resume. Also, please bring a list of your current job responsibilities and duties. 5. How will FFNM staff be notified of a job offer and what will be discussed? Since the merger announcement, our goal is to continue the level of superior customer service that FFNM and mBank customers know and appreciate. As an FFNM employee, we know that you have many questions. You are important to us! mBank commits to communicating in a timely fashion as decisions are reached. Answer: We will contact every FFNM employee by phone and speak with them privately. If you are offered a position with mBank, we will discuss your wage, position responsibilities, any anticipated goals, and other expectations pertaining to the position offered. Complete job descriptions will be provided to each new mBank employee shortly after they are informed of their employment status and acceptance. 2. How will I be notified about my interview? This document will give you information regarding important timelines and notifications. Answer: You will be notified via e-mail of the interview schedule. Please note that we have attempted to answer all questions below and provide details to the best of our current knowledge in good faith. For employee distribution only! Not to be shared for public consumption. 3. Who will I be interviewed by? Answer: There is an mBank Employee Integration Team and you will be interviewed by 2 or more of the team members. mBank bankmbank.com

Community Focused. Client Driven. Frequently Asked Questions 6. How long do FFNM employees have to decide on an offered position? to you when we make the individual phone calls. Severance payments for those not staying with mBank will be paid approximately one (1) week with a maximum of two (2) weeks following your release date. salary. The severance payment will be paid approximately one (1) week with a maximum of two (2) weeks after your release date. Severance payments will be paid in one lump sum. Answer: Most job offers will be made verbally. Given that the majority of positions offered will be similar to your current job, we would respectfully appreciate your decision within 3 business days of the offer being made. If there are extenuating circumstances, we will do our very best to work with individuals needing a little more time. 8. When do FFNM employees assume their positions with mBank? 10. If someone has accepted a position with mBank and changes their mind, at what point in the process can they still receive the severance amount? Answer: It is anticipated that most employees will assume their new positions with mBank immediately after the transaction closes. However, there will be some individuals who will transition over a period of time as we work to quickly phase in mBank operating procedures prior to the data system conversion. Answer: Anyone who remains with the company through their designated release date (as discussed in #7 above), will receive a severance. If you are part of the data processing/operational conversion process and you leave prior to the conversion date, you will not receive severance. If you are not part of the conversion team and you leave prior to the date the transaction closes, you will not receive severance. 7. What determines the last day of employment with FFNM for employees that will not be employed by mBank after the merger? Answer: Some employees not staying with mBank will have a final day (or release date) as of the close of the transaction (which we tentatively anticipate to be the end of May). Other employees not staying with mBank, but that are a part of the data processing/ operational conversion process, will have a final day (release date) following the data system conversion (which is scheduled to be July 13, 2018). If you are not offered a position with mBank, we will let you know which date applies 9. Will there be severance for those employees not employed by mBank, how and when will it be paid? If you have accepted a position with mBank and have changed your mind, we would respectfully ask that you inform us immediately so that we can make Answer: Yes, those who remain with the company through their designated release date will receive a severance. Severance payments will be calculated at 2 weeks per year of employment with FFNM with a minimum of 12 weeks and a maximum of 26 weeks of your exiting base mBank bankmbank.com

Community Focused. Client Driven. Frequently Asked Questions arrangements to fill the vacated position and you can receive your severance (as long as you meet the requirement of staying through your required release date). years with FFNM including part-time and (b) an individual’s position with mBank. mBank will do its best to accommodate currently scheduled 2018 PTO and remaining unscheduled PTO days to the best of our ability. However, to ensure that we maintain the highest levels of customer service and bank operations, we cannot commit to or guarantee approval of all requested time which can be affected by a number of variables, some which are out of our control. 14. Does mBank provide a clothing allowance for those required to wear mBank branded clothes? Answer: Yes, you will receive a $300 certificate of allowance. It is anticipated that the certificates for the allowance will be handed out during employee onboarding/ orientation. mBank branded clothing is supplied by Lands’ End Business Outfitters. To browse options, please follow this link: http://business. landsend.com/store/mbank. Our goal is to continue the level of superior customer service that FFNM and mBank customers know and appreciate. Please help us accomplish this by letting us know as soon as possible if you no longer want to be part of the mBank team following the merger. 13. What is mBank’s dress code? 15. What Holidays does mBank observe? 11. As a part of the severance that is offered, does the employee need to sign any type of agreement or non-compete clause? Answer: The dress code for mBank is Business Casual. Jeans may be worn only on Business Casual Fridays. mBank employees required to wear mBank branded apparel Monday through Saturday every week include: Branch Managers, Assistant Branch Managers, Head Tellers, Tellers, Customer Service Specialists, Facility Maintenance staff, and Information Technology staff. Answer: mBank observes ten Federal Holidays. They are as follows: Answer: The employee will need to sign a release agreement. But, there is no requirement for any type of non-compete agreement. New Year's Martin Luther King Jr. Day Presidents' Day Memorial Day Independence Day Labor Day Columbus Day Veterans Day Thanksgiving Christmas 12. Is Paid Time off (PTO) based on total number of years employed by FFNM, including years of part-time employment? Answer: Yes, Paid Time Off (PTO) will be calculated based upon (a) an employee’s total amount of mBank bankmbank.com

Community Focused. Client Driven. Severance Payments Employees that will not be staying on as an mBank employee will receive a severance payment provided they stay on through their required release date. Below are some very important points regarding severance payments and how they will work: • Most employees that will not become an employee of mBank will have a release date of the closing date of the transaction currently estimated to be the end of May. • The severance payment will be paid approximately 1 week with a maximum of 2 weeks after your release date. • If you exit for ANY reason before your release date, (including any exit related to a failure to observe mBank’s employee policies) the severance will not be available. • Some employees that are critical to the data processing/operational conversion process will have a release date of after the conversion once operations are running smoothly. Date TBD post the conversion date on July 13, 2018. • If you have accepted a position with mBank and have changed your mind, we would respectfully ask that you inform us immediately so that we can make arrangements to fill the vacated position and you can receive your severance payment as long as you meet the requirement of staying through your required release date. • Employees not staying on with mBank will be notified of which of these release date categories they fall into. • Employees not staying on with mBank will also be notified of their exact amount of severance available. Our goal is to continue the level of superior customer service the FFNM and mBank customers know and appreciate. Please help us accomplish this by letting us know as soon as possible if you no longer want to be part of the mBank team following the transaction. • Severance payments will be calculated at 2 weeks per year of employment with FFNM with a minimum of 12 weeks and a maximum of 26 weeks of your exiting base salary. Severance payments will be paid in one lump sum. mBank bankmbank.com